FOURTH AMENDMENT TO
MASTER LOAN AND SECURITY AGREEMENT

THIS FOURTH AMENDMENT TO MASTER LOAN AND SECURITY AGREEMENT (this "Amendment") is made and entered into as of the 28 th day of June , 2011, by and between CONSOLIDATED-TOMOKA LAND CO., a Florida corporation (hereinafter referred to as the "Borrower"), and SUNTRUST BANK (hereinafter referred to as the "Bank"). All capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Loan Agreement (defined below).

WITNESSETH:

WHEREAS, Bank and Borrower are parties to that certain Master Loan and Security Agreement dated as of May 31, 2002, as subsequently amended (as amended, hereinafter referred to as the "Loan Agreement"); and

WHEREAS, Borrower has requested that Bank renew and increase the existing $15,000,000.00 Promissory Note (the "Existing Note") and Bank has agreed;

WHEREAS, contemporaneously with the execution of this Amendment, Borrower has executed and delivered a Renewal Increase Revolving Line of Credit Note modifying the Existing Note by increasing the availability under the line to $25,000,000.00, along with other modifications more particularly set forth herein.

NOW THEREFORE, in consideration of the foregoing premises and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1. Promissory Note. Section 1.1, Sub-Paragraph 1 of the Loan Agreement is hereby amended and restated as follows:

"1.) Note shall mean the $25,000,000.00 Renewal Increase Revolving Line of Credit Note."

2. The Facilities. The first unnumbered paragraph of Section 2.1 and subparagraphs 2, 3, 4, 5, 6, 12, 13 and 14 of Section 2.1 of the Loan Agreement are hereby amended and restated as follows:

"2.1 Loan/Notes. Subject to the terms and conditions of this Agreement, as subsequently modified, the Bank agrees to loan to Borrower the maximum sum of Twenty-Five Million Dollars ($25,000,000.00), as a secured, revolving line of credit under the following terms:

2. Amount of Line. The maximum availability under the Note is Twenty-Five Million Dollars ($25,000,000.00). Advances under the Note shall be subject to following requirements:

(a) Borrower shall not be in default with any obligations due to the Bank;

(b) Borrower's operating account must be maintained with the Bank; and

(c) Borrower must maintain an annual minimum Debt Service Coverage ("DSC") ratio of 1.25x. Debt Service Coverage ratio shall be defined as the ratio of Net Operating Income divided by Debt Service. Net Operating Income is collected revenue from leases in place, the greater of 5% or actual vacancy, and actual operating expenses including a 4% management fee. Debt Service shall be calculated on the loan amount using the greater of the actual rate or the 10-year US Treasury yield plus 300 basis points and a 25-year amortization. Said minimum DSC shall be based upon $25,0000,000.00 as if the Note was fully funded, plus the outstanding balance of that certain Promissory Note dated July 1, 2002 in the original amount of $8,000,000.00, with a current outstanding principal balance of $5,784,649.56 (the "Term Note").

3.   Purpose. Advances under the Note shall be used primarily for the purchase of real estate and other capital expenditures of Borrower.

4.   Term of Line. The maturity date of the Note is thirty-six months from the date of the Note. The Bank's obligation to advance under the Note may be terminated any time if: (i) in the sole opinion of the Bank, the Borrower is no longer creditworthy, (ii) it is learned that the Borrower made material misrepresentation to obtain the credit, (iii) the Borrower refuses to cooperate with Bank by the submission of requested information in order to evaluate or update the Borrower's overall financial condition, or (iv) the Borrower no longer maintains its primary deposit relationship with the Bank.

5.   Interest Rate. Interest shall accrue on the unpaid principal amount of the Note from time to time outstanding at the variable rate of two hundred fifty basis points (2.50%) above the reserve adjusted one (1) month LIBOR Rate (as defined below) from the date hereof until such principal amount is paid in full, adjusted as of the beginning of each "Interest Period". As used herein, "Interest Period" shall mean a period of one (1) calendar month, provided that (i) the initial Interest Period may be less than one month, depending on the initial funding date, and (ii) no Interest Period shall extend beyond the maturity date of the Note. As used herein, "Interest Rate Determination Date" shall mean the date the Note is initially funded and the first Business Day of each calendar month thereafter. As used herein, "Business Day" shall mean, with respect to Interest Periods applicable to the LIBOR Rate, a day on which the Lender is open for business and on which dealings in U.S. dollar deposits are carried on in the London Inter-Bank Market. The initial Interest Period shall begin on the date hereof and each subsequent Interest Period shall begin on the last day of the immediately preceding Interest Period. As used herein "LIBOR Rate" shall mean that rate per annum effective on any Interest Rate Determination Date which is equal to the offered rate for deposits in U.S. dollars for a one (1) month period, which rate appears on that page of Bloomberg reporting service, or such similar service as determined by the Bank, that displays British Bankers' Association interest settlement rates for deposits in U.S. Dollars, as of 11:00 A.M. (London, England time) two (2) Business Days prior to the Interest Rate Determination Date; provided, that if not so reported on such service, as otherwise quoted by SunTrust from time to time, as the 1-month LIBOR Rate. The interest rate shall remain fixed during each month based upon the interest rate established on the applicable Interest Rate

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Determination Date. Interest shall be charged on the basis of a three hundred sixty (360) day year counting the actual number of days elapsed in an interest period.

6.   Service Fee and Reduction in Availability: Notwithstanding anything set forth in the Third Amendment to Master Loan and Security Agreement dated March 29, 2010, a recurring administrative fee of $40,750.00 shall be collected at closing and on an annual basis thereafter. Borrower shall also pay to Bank in arrears a recurring annual fee equal to 0.50% of the average unused portion of the loan (the "Unused Line Fee"). Borrower shall have the ability to request, at the end of each anniversary of the Note, a reduction of the availability of the line with a prorated reduction of the associated Unused Line Fee and the above described recurring administrative fee. Once reduced as a result of such request, the availability cannot be increased back to the previous amount.

12.   Hazard Insurance: Borrower shall cause evidence to be delivered to Bank of a fire, extended coverage, and other perils insurance policy (and an adequate flood insurance policy, if required, and any other insurance coverages Bank may require, including rent and rental value insurance, windstorm (with a deductible of up to $550,000.00), and general public liability insurance in amounts selected by Bank) issued by a properly licensed insurer acceptable to Bank and having the standard mortgagee clause favoring Bank in an amount equal to at least the value of the improvements and sufficient to compensate Bank up to the full unpaid balance of the Mortgage apportioned to the real property involved, such coverage to be on a cost replacement form. Borrower shall also cause satisfactory evidence to be delivered to Bank reflecting that premiums have been paid to effect coverage under policies evidencing proper coverages and containing provisions for an obligatory thirty (30) days written notice to Bank of any cancellation, nonrenewal or modification of the policy. The policies are to contain the following mortgagee clause:

> SunTrust Bank
> c/o Insurance Department
> Post Office Box 200019
> Kennesaw, GA 30156-9211
> Telephone: 866.679.5980
> Fax: 866.217.7737

13.   Annual Reports: Borrower shall provide to Bank on an annual basis during the term of the loan, its CPA audited financial statement within 180 days of the end of its fiscal year. Borrower shall also deliver to Bank a copy of its tax returns within thirty (30) days of filing. Borrower shall complete and submit to Bank on an annual basis, a Covenant Compliance Certificate, certified by an authorized officer, within 45 days of the filing of year end financial statements. Borrower shall also provide to Bank on a annual basis income statements and balance sheets covering the operation of the mortgaged premises, as well as a certified rent roll.

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14.   Loan Security First mortgage on approximately 13 CVS and Walgreens properties in Florida and Georgia owned by related entities of Borrower, as well as a first lien on furniture, fixtures, equipment, inventory and other assets which are owned by Borrower and said related entities and located at such real property and all cross easements for ingress, egress, parking and drainage, other appurtenant easements, personal property, leases, rents, issues, profits, permits, licenses, appurtenant easements and applicable tradenames. The final description and sufficiency of such collateral is subject to approval of Bank and Bank's Counsel in their sole discretion. Secondary financing (and additional liens) on collateral pledged to Bank for this loan shall be prohibited without advance written consent of Bank."

3. Adverse Change. Section 3.4 of the Loan Agreement is hereby amended and restated as follows:

"3.4   Adverse Changes. Borrower shall not allow the management or financial condition of its business to experience any material adverse effect. "*Material Adverse Effect*" shall mean, with respect to any event, act, condition or occurrence of whatever nature (including any adverse determination in any litigation, arbitration, or governmental investigation or proceeding), whether singly or in conjunction with any other event or events, act or acts, condition or conditions, occurrence or occurrences whether or not related, a material adverse change in, or a material adverse effect on, (i) the results of operations, financial condition, assets, or liabilities of the Borrower and of the Borrower and its subsidiaries taken as a whole, (ii) the ability of the Borrower to perform any of its obligations under the Loan Documents, (iii) the rights and remedies of the Bank under any of the Loan Documents or (iv) the legality, validity or enforceability of any of the Loan Documents."

4. Annual Reports. Subparagraph 6.1 of Section 6 of the Loan Agreement is hereby amended and restated as follows:

"6.1   Annual Reports: Borrower shall provide to Bank on an annual basis during the term of the loan, its CPA audited financial statement within 180 days of the end of its fiscal year. Borrower shall also deliver to Bank a copy of its tax returns within thirty (30) days of filing. Borrower shall complete and submit to Bank on an annual basis, a Covenant Compliance Certificate, certified by an authorized officer, within 45 days of the filing of year end financial statements. Borrower shall also provide to Bank on a annual basis income statements and balance sheets covering the operation of the mortgaged premises, as well as a certified rent roll."

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5. <u>Financial Covenants.</u> The following subparagraph is hereby added as subparagraph 6.2 to the Loan Agreement"

"6.2   <u>Minimum Debt Service Coverage.</u> Borrower must maintain a minimum Debt Service Coverage ("DSC") ratio of 1.25x. Such DSC ratio shall be tested annually. Debt Service Coverage ratio shall be defined as the ratio of Net Operating Income divided by Debt Service. Net Operating Income is collected revenue from leases in place, the greater of 5% or actual vacancy, and actual operating expenses including a 4% management fee. Debt Service shall be calculated on the loan amount using the greater of the actual rate or the 10-year US Treasury yield plus 300 basis points and a 25-year amortization. Said minimum DSC shall be based upon $25,0000,000.00 as if the Note was fully funded, plus the outstanding balance of the Term Note, with a current outstanding principal balance of $5,784,649.56."

6. <u>Strict Compliance with Terms of Loan Agreement.</u> Except for the Amendment set forth herein, the text of the Loan Agreement and the Loan Documents shall remain in full force and effect and are ratified hereby. Borrower acknowledges and expressly agrees that Bank reserves the right to, and does in fact, require strict compliance with all terms and provisions of the Loan Agreement and the other Loan Documents.

7. <u>Representations and Warranties.</u> In addition to all representations and warranties contained in the Loan Agreement (except to the extent such representations and warranties relate solely to an earlier date), Borrower hereby makes the following representations and warranties in favor of Bank:

(a)   Borrower has the power and authority to enter into this Amendment, and to observe and perform all acts and things as are required or contemplated hereunder to be observed and performed by Borrower;

(b)   this Amendment has been duly authorized, validly executed and delivered by one or more authorized signatories of Borrower and constitutes the legal, valid and binding obligation of Borrower, enforceable against Borrower in accordance with its terms;

(c)   the execution and delivery of this Amendment and performance by Borrower under the Loan Agreement do not, and will not, require the consent or approval of any third Person or governmental authority having jurisdiction over Borrower that has not already been obtained; and

(d)   as of the date hereof, and after giving effect to this Amendment no Default or Event of Default has occurred under the Loan Agreement or the other Loan Documents.

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8. Loan Document. This Amendment shall be deemed to be a Loan Document for all purposes.

9. Expenses. Borrower agrees to pay all reasonable expenses of Bank incurred in connection with this Amendment, the related agreements, documents and filings, including, without limitation, all fees and expenses of counsel to Bank in preparation or enforcement thereof.

10. Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be deemed to be an original and all of which, taken together, shall constitute one and the same agreement. Delivery of an executed counterpart of this Amendment by facsimile transmission shall be as effective as delivery of a manually executed counterpart hereof.

11. Governing Law. This Amendment shall be deemed to be made pursuant to the laws of the State of Florida without regard to the principles of conflicts of law that would cause the application of the laws of another jurisdiction.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their duly authorized officers as of the day and year first above written.

Signed, sealed and delivered in the presence of:

Andrew Young

Two witnesses as to Borrower Nadeem Kaiser

BORROWER:

CONSOLIDATED-TOMOKA LAND CO., a Florida corporation

By: [signature]
Bruce W. Teeters, Senior Vice President

Andrew Young

Two witnesses as to Bank Nadeem Kaiser

Michelle Knott
witness as to bank

BANK:
SUNTRUST BANK

By: Nadeem Kaiser
Name: Nadeem Kaiser
Title: Vice President

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ADDENDUM TO
FOURTH AMENDMENT TO MASTER LOAN AND SECURITY AGREEMENT
CERTIFICATION OF EXECUTION

NOTARY AFFIDAVIT

STATE OF Georgia
COUNTY OF Forsyth

I HEREBY CERTIFY that on this 21 day of June, 2011, before me, an officer duly authorized in the State aforesaid and in the County aforesaid to take acknowledgments, personally appeared Bruce W. Teeters and said person executed and acknowledged the attached Fourth Amendment to Master Loan and Security Agreement dated as of ___________, 2011, as Senior Vice President of CONSOLIDATED-TOMOKA LAND CO., a Florida corporation, on behalf of the corporation. Said person (check one) ☐ is personally known to me, ☒ produced a driver's license (issued by a state of the United States within the last five (5) years) as identification, or ☐ produced other identification, to wit:___________________________.

M KNOTT
Notary Public
Forsyth County
State of Georgia
My Commission Expires Sep 10, 2011

[signature]
Print Name: Michelle Knott
Notary Public, State of Georgia
Commission No.:
My Commission Expires: 9/10/2011

STATE OF Georgia
COUNTY OF Forsyth

I HEREBY CERTIFY that on this 21 day of June, 2011, before me, an officer duly authorized in the State aforesaid and in the County aforesaid to take acknowledgments, personally appeared Nadeem Kaiser and said person executed and acknowledged the attached Fourth Amendment to Master Loan and Security Agreement dated as of 6/21, 2011, as Officer of SUNTRUST BANK, on behalf of the Bank. Said person (check one) ☒ is personally known to me, ☐ produced a driver's license (issued by a state of the United States within the last five (5) years) as identification, or ☐ produced other identification, to wit:___________________.

M KNOTT
Notary Public
Forsyth County
State of Georgia
My Commission Expires Sep 10, 2011

[signature]
Print Name: Michelle Knott
Notary Public, State of Georgia
Commission No.:
My Commission Expires: 9/10/2011

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